Pricing Term Sheet	Issuer Free Writing Prospectus
Dated September 3, 2014	Filed Pursuant to Rule 433
Dated September 3, 2014
Registration Statement No. 333-197433
Supplementing the Preliminary Prospectus Supplement dated September 2, 2014
(To Prospectus dated
July 15, 2014)

DEPOMED, INC.

$300,000,000 PRINCIPAL AMOUNT OF

2.50% CONVERTIBLE SENIOR NOTES DUE 2021

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated September 2, 2014 (including the documents incorporated by reference therein, the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated July 15, 2014 (including the documents incorporated by reference therein, the “Base Prospectus”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement and the Base Prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Depomed, Inc.

Ticker/Exchange for common stock:	DEPO/The NASDAQ Global Select Market (“NASDAQ”).

Securities Offered:	2.50% Convertible Senior Notes due 2021 (the “notes”).

Aggregate Principal Amount Offered:	$300,000,000.

Underwriters’ Option to Purchase Additional Notes:	$45,000,000.

Denominations:	$1,000 and multiples thereof.

Maturity:	September 1, 2021, unless earlier converted, redeemed or repurchased.

Settlement Method:

Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election, as described in the Preliminary Prospectus Supplement.

Redemption at Our Option:

We may not redeem the notes prior to September 5, 2019. We may redeem for cash all or part of the notes, at our option, on or after September 5, 2019 if the last reported sale price of our common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which we provide notice of redemption, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No “sinking fund” is provided for the notes, which means that we are not required to redeem or retire the notes periodically.

We will give notice of any redemption not less than 60 nor more than 90 calendar days before the redemption date by mail or electronic delivery to the trustee, the paying agent and each holder of notes. See “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Fundamental Change

If we undergo a “fundamental change” (as defined under the heading “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Preliminary Prospectus Supplement), subject to certain conditions, holders may require us to repurchase for cash all or part of their notes in principal amounts of $1,000 or a multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date. See “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the Preliminary Prospectus Supplement.

Interest:

2.50% per year.

Interest will accrue from September 9, 2014 and will be payable semiannually in arrears on March 1 and September 1 of each year, beginning on March 1, 2015. We will pay additional interest, if any, at our election as the sole remedy relating to the failure to comply with our reporting obligations for up to 180 days following the occurrence of an event of default relating to such failure that is continuing as described in the Preliminary Prospectus Supplement under the heading “Description of Notes—Events of Default.”

Regular Record Dates:	February 15 and August 15 of each year.

Public Offering Price:	100% of the principal amount of the notes plus accrued interest, if any.

NASDAQ Last Reported Sale Price on September 3, 2014:	$13.99 per share.

Initial Conversion Rate:	51.9852 shares of the Issuer’s common stock per $1,000 principal amount of notes, subject to adjustment.

Initial Conversion Price:	Approximately $19.24 per share, subject to adjustment.

Conversion Premium:	Approximately 37.5% above the last reported sale price of our common stock on NASDAQ on September 3, 2014.

Joint Book-running Managers:	Morgan Stanley & Co. LLC and RBC Capital Markets, LLC

Co-Managers	JMP Securities LLC and Roth Capital Partners, LLC

Pricing Date:	September 3, 2014.

Trade Date:	September 4, 2014.

Expected Settlement Date:	September 9, 2014.

CUSIP Number:	249908 AA2

ISIN:	US249908AA20

Listing:	None.

Net Proceeds:

We estimate that the net proceeds from this offering will be approximately $290.4 million (or $334.1 million if the underwriters exercise their option to purchase additional notes in full), after deducting the underwriters’ discounts and estimated offering expenses payable by us.

Use of Proceeds:

We intend to use the net proceeds from this offering for working capital and other general corporate purposes and potential acquisitions and strategic transactions. We have no agreements or understandings with respect to any such acquisition or strategic transaction.

Discounts and commissions:	Notes sold by the underwriters to the public will initially be offered at the public offering price set forth above.

The following table shows the per note and total underwriting discounts to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional $45.0 million in aggregate principal amount of notes:

Paid by us	No exercise	Full exercise
Per note	$30.00	$30.00
Total	$9,000,000.00	$10,350,000.00

We estimate that the expenses for this offering payable by us (other than with respect to the discounts and commissions set forth above) will be approximately $600,000.00.

Description of Notes—Conversion Rights—Increase in Conversion upon Make-Whole Fundamental Change

Holders who convert their notes in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occurring prior to March 1, 2021 are entitled to an increase in the conversion rate for the notes so surrendered for conversion.

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes for each stock price and effective date set forth below in the event of such a make-whole fundamental change.

	Stock Price
Effective Date	$13.99	$15.50	$17.25	$19.24	$22.50	$25.00	$27.50	$35.00	$45.00	$55.00	$70.00	$85.00	$120.00
September 9, 2014	19.4944	16.1696	13.2336	10.7516	7.9538	6.4844	5.3916	3.3972	2.1261	1.4730	0.9436	0.6460	0.2925
September 1, 2015	19.4944	16.0335	12.9398	10.3474	7.4663	5.9814	4.8960	2.9731	1.8112	1.2414	0.7933	0.5442	0.2467
September 1, 2016	19.4944	15.7830	12.4888	9.7566	6.7784	5.2822	4.2142	2.4124	1.4115	0.9565	0.6131	0.4237	0.1931
September 1, 2017	19.4944	15.4771	11.9091	8.9875	5.8764	4.3704	3.3359	1.7225	0.9506	0.6411	0.4185	0.2937	0.1350
September 1, 2018	19.4944	15.0881	11.1207	7.8953	4.5667	3.0560	2.0983	0.8542	0.4432	0.3124	0.2137	0.1529	0.0708
September 1, 2019	19.4944	14.8540	10.4396	6.7023	2.3974	0.0059	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
September 1, 2020	19.4944	14.0082	9.3977	5.7608	1.9730	0.0048	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
September 1, 2021	19.4944	12.5309	5.9858	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case

•                  If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•                  If the stock price is greater than $ 120.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•                  If the stock price is less than $13.99 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 71.4796 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth in the Preliminary Prospectus Supplement under the heading “Description of Notes—Conversion Rights—Conversion Rate Adjustments.”

Our obligation to increase the conversion rate for notes converted in connection with a make-whole fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

This communication shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The Issuer has filed a registration statement (including a prospectus) which became effective on July 15, 2014, and a preliminary prospectus supplement, dated September 2, 2014 with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the registration statement (including the prospectus) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC at 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department, by calling (866) 718-1649 or by e-mailing prospectus@morganstanley.com or RBC Capital Markets, Attn: Equity Syndicate, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, New York 10281 or by telephone (877) 822-4089.

This communication should be read in conjunction with the preliminary prospectus supplement dated September 2, 2014 and the accompanying prospectus, dated July 15, 2014. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.